(Securities Code 7203)
June 15, 2012
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2012 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2012 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2012 (April 1, 2011 through March 31, 2012) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements for FY2012.

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 30 yen per share was approved as proposed.

The total amount of the annual dividends for the fiscal year ended March 31, 2012 will be 50 yen per share combined with the interim dividend.

Proposed Resolution 2:	Election of 13 Directors

Approved as proposed. The following 13 persons were elected and have assumed their positions as directors:

Fujio Cho, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Satoshi Ozawa, Nobuyori Kodaira, Mamoru Furuhashi, Takahiko Ijichi, Yasumori Ihara, Masamoto Maekawa, and Mitsuhisa Kato

Proposed Resolution 3:	Payment of Executive Bonuses

Approved as proposed. The Directors in office as of the end of FY2012 will be paid a total amount of 148,500,000 yen as executive bonuses.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 10 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Fujio Cho, Vice Chairman Takeshi Uchiyamada, President Akio Toyoda, Executive Vice Presidents Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, and Masamoto Maekawa were elected and assumed their positions as representative directors.

The new directors, corporate auditors, senior managing officers, and managing officers are as follows:

Chairman of the Board	Fujio Cho	Director	Mamoru Furuhashi
Vice Chairman	Takeshi Uchiyamada	Director	Takahiko Ijichi
President	Akio Toyoda	Director	Yasumori Ihara
Executive Vice President	Yukitoshi Funo	Full-time Corporate Auditor	Yoichiro Ichimaru
Executive Vice President	Atsushi Niimi	Full-time Corporate Auditor	Masaki Nakatsugawa
Executive Vice President	Shinichi Sasaki	Full-time Corporate Auditor	Masahiro Kato
Executive Vice President	Satoshi Ozawa	Corporate Auditor	Yoichi Morishita
Executive Vice President	Nobuyori Kodaira	Corporate Auditor	Akishige Okada
Executive Vice President	Mitsuhisa Kato	Corporate Auditor	Kunihiro Matsuo
Executive Vice President	Masamoto Maekawa	Corporate Auditor	Yoko Wake

Senior Managing Officers

Mamoru Furuhashi *	Yoshimasa Ishii	Real C. Tanguay	Keiji Masui
Takahiko Ijichi *	Takahiro Iwase	Shigeru Hayakawa	Hiroji Onishi
Tadashi Yamashina	Hirofumi Muta	Hisayuki Inoue	Koei Saga
Yasumori Ihara *	Seiichi Sudo	Didier Leroy	Hiroyuki Yokoyama

(Note) The asterisk (*) indicates that the officer doubles as a Director of TMC.

Managing Officers

Kiyotaka Ise	Tokuo Fukuichi	Johan van Zyl	Shigeki Tomoyama
Kenji Miura	Yoichi Inoue	Moritaka Yoshida	Riki Inuzuka
Shigeki Suzuki	Shunichi Konishi	Hiroyoshi Yoshiki	Shinji Kitada
Yasuo Kawada	Yoshihiko Matsuda	Kazuya Inagaki	Masahisa Nagata
James E. Lentz	Kazuhiro Miyauchi	Kazuhiro Kobayashi	Takeshi Numa
Naoki Miyazaki	Satoru Mouri	Shuichi Koyama	Nobuhiko Murakami
Hiroyuki Ochiai	Osamu Nagata	Kunihiko Ogura	Karl Schlicht
Soichiro Okudaira	Steve St.Angelo	Kazuo Ohara	Kyoichi Tanada
Shigeki Terashi	Koichi Sugihara	Satoshi Takae

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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